DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com
June 30, 2009
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7010
USA
Mail Stop 4631
Attention:	Mr. Terence O’Brien, Accounting Branch Chief
Re:	Brookfield Homes Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed February 19, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 1-31524
Dear Sirs and Mesdames:
On behalf of our client, Brookfield Homes Corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated June 9, 2009 (the “Comment Letter”), in respect of the above noted filings. The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business, page 1
Narrative Description of Our Business, page 3
1.	We note the disclosure elsewhere in your filing regarding your backlog, which you disclose in terms of the number of new homes subject to pending sales contracts, including joint ventures. Please disclose the dollar amount of backlog orders believed to be firm, as of a recent date, and as of a comparable date in the preceding fiscal year, together with an indication of the portion not reasonably expected to be filled within the current fiscal year. See Item 101(c)(viii) of Regulation S-K.
The Company notes the Staff’s comment and will provide the requested disclosure in future filings.

June 30, 2009

Item 1A. Risk Factors, page 9
2.	It appears that you do not have employment agreements with your executive officers. Please consider adding a risk factor addressing the risks associated with such “at-will” employment.

The Company notes the Staff’s comment and will add a risk factor in future filings addressing any risks arising from the absence of employment agreements with the Company’s executive officers.

3.	It appears that you have material relationships with affiliates. Please consider adding a risk factor addressing the risks associated with these relationships.

The Company notes the Staff’s comment and will add a risk factor in future filings addressing any risks associated with the Company’s material relationships with affiliates.
Item 2. Properties, page 13
4.	Please file as exhibits the leases for your offices in Del Mar, California and Toronto, Canada, or explain to us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

The Company has not filed as exhibits the leases for its former office in Del Mar, California or for its office in Toronto, Canada because the Company believes that neither of these leases are material either in amount or significance to the Company’s business.
Item 6. Selected Financial Data, page 15
5.	You present total gross margins excluding impairments and write-offs here and as part of the discussion and analysis of your results of operations at the consolidated and reportable segment levels. Please expand future presentations of this non-GAAP measure to provide the disclosure required by Item 10(e) of Regulation S-K and discussed in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Include an example of your proposed future disclosure in your response.

The Company notes the Staff’s comment and will provide the following disclosure in future filings:
“The table set forth below reconciles the total gross margin, excluding impairments and write-offs to total gross margin:

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
Total Gross Margin, Excluding Impairments and Write-Offs	XX	XX	XX	XX
Less: Impairments and Write-offs	XX	XX	XX	XX

Total Gross Margin	XX	XX	XX	XX
Additionally, the Company will provide such disclosure by reportable segment and will expand the footnote disclosure included in the Results of Operations — Selected Financial Information sections of the MD&A contained in the Company’s future filings to include the following:
“We believe the measures above, which exclude impairment charges and write-offs, are useful to investors as they provide investors with a perspective on the underlying operating performance of the business by isolating the impact of charges related to impairments and write-offs. However, it should be noted that such measures are non-GAAP financial measures. Due to the significance of the GAAP components excluded, such measures should not be considered in isolation or as an alternative to operating performance measures prescribed by GAAP.”

June 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results Of Operations, Page 19
6.	We note your statement on page 7 that cancellations have not historically had a material impact on your operating results. We further note that your cancellation rate for fiscal year 2008 exceeded your historical average. As such, it appears that the cancellation rates currently may be materially impacting your operating results. In future filings please include disclosure of your cancellation rates for each period presented by reportable segment and at the consolidated level.

While the Company has disclosed its cancellation rate at the consolidated level on page 7 of the Form 10-K, the Company notes the Staff’s comment and will expand its disclosure in future filings to include the cancellation rates by reportable segment.

7.	We note that homebuyer incentives have had a material impact on your consolidated operating results and on your reportable segments’ operating results. Please include disclosure of the homebuyer incentives recognized for each period presented at the reportable segment and the consolidated levels.

The Company notes the Staff’s comment and will, so long as the information remains material to the Company’s business, provide the requested disclosure in future filings.
8.	In future filings, please provide an analysis of the material components of your effective tax rate for each period presented. For example, we note that your fiscal year 2007 effective tax rate was materially impacted by the reversal of tax liabilities. Please provide investors with an explanation as to the nature of these accruals that were reversed and how you determined it was appropriate to reverse the accruals.

The Company notes the Staff’s comment and will provide the requested disclosure in future filings.

June 30, 2009

Liquidity and Capital Resources, page 23
9.	We note your general discussion of cash flows explains how your cash flows are impacted by the development cycle of your communities. However, your discussion of cash flows from operations does not address the stage(s) of development of your communities and the respective impact it had on your cash flows period over period. Please ensure future filings provide such information.

The Company notes the Staff’s comment and will provide the requested disclosure in future filings.
10.	We note that you were able to obtain extensions for the repayment terms for your project specific financing during fiscal year 2008 and again during the first quarter of fiscal year 2009. In future filings, please disclose the dollar value of the financing for which you were able to obtain extended payment terms and why you needed to obtain the extensions. This will allow investors to better understand your current cash flow position. Further, we note that your intention is to repay the project specific financings with the proceeds from the corresponding housing and land sales. Please also disclose if the proceeds from the housing and land sales have been less than the corresponding financing payments to date. Please also explain what your course of action would be if those proceeds become deficient in future periods. Finally, please explain to investors what your course of action would be if you were unable to obtain extensions for your project specific financings.

The Company notes the Staff’s comment and will disclose in future filings the dollar value of loans renewed or extensions obtained, whether the proceeds from housing and land sales have been less than the corresponding financing payments, and its course of action if such proceeds become deficient or the Company is unable to obtain extensions for its project specific financings.
Contractual Obligations and Other Commitments, page 25
11.	In future filings, please disclose the material terms of your various debt instruments, including a detailed description of the covenants and other restrictions contained in your debt instruments. In addition, please disclose whether you are in compliance with these covenants and other restrictions.
The Company notes the Staff’s comment and in future filings on Form 10-K will include in its MD&A the disclosure from its Notes to the Consolidated Financial Statements, specifically Note 5: Project Specific Financings and Other Revolving Financings (which appears on page 44 of the Form 10-K), which describes the material terms of its project specific and other revolving financings and the fact that the Company is in compliance with all of its covenants.

In addition, a detailed description of the covenant restrictions on the Company’s project specific and other financings is included on page 25 of the Form 10-K, in the Contractual Obligations and Other Commitments section of the MD&A. The Company will continue to disclose this information in future filings.

June 30, 2009

12.	We note that the project specific financing and your revolving credit facility contain financial covenants. We further note that you have disclosed the actual results of the financial covenants for the revolving credit facility. Considering the significance of the project specific financing to your balance sheet and liquidity, please also disclose in future filings the actual results for the project specific financing financial covenants as of the most recent balance sheet. This disclosure will allow investors to easily understand your current status in meeting your financial covenants. Refer to Section 501.13.c. of the Financial Reporting Codification for guidance.

The Company notes the Staff’s comment and will provide the requested disclosure in future filings.
13.	In future filings, please disclose the amount available to borrow under the revolving credit facility without violating any financial covenants. This disclosure will allow investors to better assess your cash flow position as of the most recent balance sheet date.

The Company notes the Staff’s comment and will provide the requested disclosure in future filings.
Critical Accounting Policies and Estimates, page 26
14.	We note that you have not included the estimated fair value of the equity swap contract as a critical accounting estimate. As the fair value of this derivative instrument is estimated using level 3 inputs and impacted operating loss for fiscal year 2008 by 5.5%, it is unclear why you did not include quantitative and qualitative disclosures for the method used to estimate fair value, the material assumptions used in the method, and a sensitivity analysis of the estimated fair value and the impact to the consolidated financial statements using other reasonably likely assumptions as of the balance sheet date. Refer to Section 501.14 of the Financial Reporting Codification for guidance.
The Company notes the Staff’s comment and will provide the requested disclosure in future filings.

June 30, 2009

Carrying Values, page 27
15.	Please expand your disclosures in future filings to provide a more detailed discussion of the material assumptions you used in estimating future cash flows of your projects and the factors that could materially impact these assumptions. Such factors may include a detailed discussion of local market conditions / project-level factors. We urge you to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your inventory by disclosing the material assumptions made in your fair value method and a sensitivity analysis of each of the material assumptions. If you believe that you are unable to provide a sensitivity analysis of your material assumptions used in your fair value model, disclose on an aggregated basis by segment the carrying value of projects for which the estimated future undiscounted cash flows were close to their carrying values. In this regard, Section 501.14 of the Financial Reporting Codification states, “... the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.” As such, please note that, to the extent you gather and analyze information regarding the risks of recoverability of your homebuilding-related assets, such information may need to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.

The Company respectfully submits that it has already disclosed the assumptions that it has used in determining its projected future cash flows. As stated in the Notes to the Consolidated Financial Statements contained in the Form 10-K, specifically Note 2: Housing and Land Inventory, in order to arrive at the estimated fair value of housing and land inventory impaired, the Company estimates the cash flow for the life of each project. The projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume (i) current home selling prices, (ii) cost estimates and (iii) sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2009 and 2010 assume recent sales activity and normalized sales rates beyond 2010.

June 30, 2009

With respect to the Company’s disclosure regarding the factors that could materially impact the assumptions used by the Company in estimating its future cash flows, the Company notes the Staff’s comment and will include the following disclosure in the MD&A section of future filings on Form 10-K and in the Notes to the Consolidated Financial Statements contained in future filings:
“There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the pricing levels actually realized by the project, the sales rate and the costs incurred to construct the homes. The pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.”
The Company notes the Staff’s comment regarding the inclusion of a sensitivity analysis of the material assumptions used in the Company’s fair value model. In response, with regard to the Company’s inventory impairment testing and related estimated cash flows, many of the assumptions used in the preparation of its estimated cash flows are interrelated, and a change in one assumption may have a varying effect on different projects depending on the unique circumstances of each of the individual projects. For example, in some projects, a decrease in the average selling price of homes may result in higher sales rates, but the rate of increase in the sales could vary considerably in other projects depending on local market factors. Additionally, there would be instances where a decrease in the average selling price is necessary in order to maintain the current sales rate. Therefore, the application of a sensitivity factor to the assumptions within the Company’s impairment analysis would result in multiple scenarios for each variable. The Company believes the impact of these complex interrelationships combined with the volume of projects it owns would make providing a quantitative sensitivity analysis for a change in various assumptions difficult, and even unreliable. Additionally, the Company believes these scenarios would be too numerous to provide an investor with meaningful information. Therefore, the Company respectfully submits that its existing disclosure provides investors with sufficient information regarding the assumptions management uses in its housing and land inventory impairment review analysis.

The Company notes the Staff’s request to disclose on an aggregated basis by segment the carrying value of projects for which the estimated future undiscounted cash flows are close to their carrying values. The Company respectfully submits that it would not be meaningful to investors to group projects for which the undiscounted future cash flows are within a close range of their carrying value, because various factors and assumptions, which vary by project, are evaluated in estimating a project’s future cash flows. These varying factors and assumptions include local market conditions, supply and demand, competitive pressures, product mix by project, home and lot prices,

June 30, 2009

construction costs and other factors or occurrences that are specific to particular projects. If the Company were to group and disclose projects for which estimated undiscounted future cash flows are close to their carrying values and where impairment indicators exist, it could mislead investors into thinking that cash flows from all the projects in the group are likely to be affected similarly and would be likely to increase or decrease similarly.

16.	In addition to expanding your discussion of the assumptions used to estimate the future cash flows of your projects and the sensitivity of those assumptions, please revise your disclosures in future filings to address each of the following:

Please clarify how you determine which projects are tested for impairment. You state that you assess inventory for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address whether you look for these events and circumstances on a project level as well as how frequently you evaluate for these types of events and circumstances.

The Company notes the Staff’s comment and will provide the following disclosure in future filings on Form 10-K:
“On a project level basis, the Company regularly evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog, estimated margins with regard to future home sales over the life of the projects, and estimated margins with respect to future land sales. The Company specifically evaluates projects where inventory is turning over slower than expected and whose average sales price and margins are declining and are expected to continue to decline. The Company identifies potentially impaired projects based on these quantitative factors, as well as qualitative factors obtained from the local market areas, and the respective projects are then tested for impairment.”
Please disclose by segment and for each period presented (a) the number of projects tested for impairment during each period presented, (b) the number of projects you determined to be impaired during each period presented, (c) the total number of projects which exist at the end of each period presented, and (d) the fair value of the projects net of impairment. This disclosure will provide investors with a better understanding of the impairment charges you have recognized during each period presented considering each reportable segment may have differing assumptions and factors to consider that impact the fair value of the corresponding projects.

June 30, 2009

The Company’s responses to the Staff’s request for further disclosure contained in clauses (a) through (d) above are as follows:
(a)	the number of projects tested for impairment during each period presented

In light of the current market conditions the Company has reviewed, and continues to review, all of its assets for indicators of impairment during each reporting period, and will disclose this fact in future filings.

(b)	the number of projects you determined to be impaired during each period presented

The Company notes the Staff’s comment and will provide the requested disclosure in future filings.

(c)	the total number of projects which exist at the end of each period presented

The Company notes the Staff’s comment and will provide the requested disclosure in future filings.

(d)	the fair value of the projects net of impairment

The Company notes the Staff’s comment and will provide the fair value for those projects impaired on a reportable segment basis in future filings.
You disclose on a consolidated basis the total number of lots with impairments recognized during fiscal year 2008 and the fair value of these lots net of impairments. Please clarify whether the lots disclosed represent all of the lots within a project that is determined to be impaired. Otherwise, please further revise your disclosure to clarify how you then determine which lots are impaired once a project had been determined to be impaired.

The lots disclosed represent all of the lots within a project that is determined to be impaired. The Company notes the Staff’s comment, and will provide clarification in future filings.

Please provide a discussion of the other factors considered to the extent that these factors are material to your estimates and assumptions in your undiscounted and discounted cash flow models. For example, discuss the local economy and community factors that are considered when estimating the fair value of each community. Please also discuss whether there are different assumptions and factors considered when evaluating housing inventory, land inventory and option deposits.

The significant factors and assumptions applied in the fair value methodology have been discussed in the Company’s response to Comment 15 above, and will be included in future filings.
We note that you also calculate a static residual value analysis to validate the results from your discounted cash flow analysis. Please explain what the static residual value analysis is and the assumptions included in this analysis.

If impairment indicators are present, the Company determines asset fair values using a discounted cash flow methodology (refer to the Company’s response to Comment 15 above) and subsequently validates the conclusion by performing a static residual value analysis by asset. The static residual analysis examines the fair value per lot, taking into consideration the stage of development of the individual lots that show indicators of impairment. This value is then compared to the fair value calculated using the discounted cash flow method to further validate the fair value measurement. If the values differ, the discounted cash flow model is reviewed to ensure it is still appropriate.

Please provide us with the disclosure you intend to include in future filings.

The disclosure the Company intends to include in the MD&A section of future filings on Form 10-K and in the Notes to the Consolidated Financial Statements in future filings is included above in the Company’s response to this Comment 16.

June 30, 2009

17.	We note that your market capitalization as of December 31, 2008 was significantly less than total stockholders’ equity as of December 31, 2008. We further note that this trend continued as of March 31, 2009. As such, please disclose in future filings your market capitalization as of the most recent balance sheet date. Please also disclose how you considered your market capitalization in estimating the fair value of your significant assets, such as housing and land inventory and investments in housing and land joint ventures. Please provide us with the disclosures you intend to include in future filings.

The Company notes the Staff’s comment and will disclose its market capitalization as of the most recent balance sheet date in future filings. However, the Company respectfully submits that while its market capitalization is an indicator of market sentiment on a particular day, the day-to-day share price of the Company’s stock at particular points in time may not fairly reflect the value of the Company’s housing and land inventory and investments in housing and land joint ventures. The Company reviews the book value of its assets to determine possible impairments in accordance with FAS 144, as it believes it will continue as a viable business in the future. Specifically, the Company estimates the fair value of its housing and land inventory as well as its investments in housing and land joint ventures using a fair value methodology.
Income Taxes, page 27
18.	We note that you have recognized deferred tax assets as of December 31, 2008 and March 31, 2009 of approximately $59.4 million and $65.8 million, respectively. We further note that you have recognized pre-tax losses for fiscal years 2007 and 2008 and for the first quarter of fiscal year 2009. Given the volatility in your earnings and your expectation that there is uncertainty as to when the downturn will turn around, there is a concern that investors may

June 30, 2009

not fully understand how you determined it is more likely than not that your deferred tax assets will be realized. In future filings please provide detailed disclosures regarding the material assumptions and the sensitivity of those assumptions used to determine it is more likely than not that your deferred tax assets are realizable. Specifically, please quantify your reliance on the generation of future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you intend to include in future filings.

The Company notes the Staff’s comment and in addition to the detailed disclosure contained on page 27 of the Form 10-K, in the MD&A — Critical Accounting Policies and Estimates section thereof, and in the Notes to the Consolidated Financial Statements included in the Form 10-K, specifically on page 37 in Note: 1 Significant Accounting Policies, the Company intends to include the following disclosure in future filings on Form 10-K (updated appropriately to reflect changing circumstances):
“In determining the need for a valuation allowance, the Company considered the following significant factors:
(a)	an assessment of recent years’ profitability and losses, adjusted to reflect the effects of changes to the Company’s capital structure that have resulted in a significant reduction to the amount of interest-bearing debt;

(b)	the Company’s expectation of profits based on margins and volumes expected to be realized, (which are based on current pricing and volume trends) and including the effects of reduced interest expense due to the reduction in the amount of interest-bearing debt;

(c)	the continuing financial support of the Company’s largest stockholder as evidenced by the revolving credit facility and the revolving acquisition credit facility;

(d)	the long period — ten years or more in all significant operating jurisdictions — before the expiry of net operating losses, noting further that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.
The recognition of deferred tax assets is based upon an estimate of future results. Differences between the expected and actual financial performance of the Company could require all or a portion of the deferred tax assets to be de-recognized. The Company will continue to evaluate the need for a valuation allowance in future periods.”

June 30, 2009

Note 7. Income Taxes, page 45
19.	In future filings, please provide the disclosures required by paragraph 21.c. of FIN 48 for each period presented and by paragraph 21.e. of FIN 48.

The Company notes the Staff’s comment and will provide the requested disclosure in future filings.
Note 12. Commitments, Contingent Liabilities and Other, page 48
20.	In future filings, please revise your disclosure regarding your various legal actions to address your conclusions regarding the materiality of these loss contingencies to your cash flows in addition to your financial condition and results of operations. If there are any pending loss contingencies that are probable or reasonably possible of having a material impact to your results of operations, cash flows and/or financial position, please address the need for specific disclosure of those loss contingencies in accordance with paragraphs 9-10 of SFAS 5.

The Company notes the Staff’s comment, will provide the requested disclosure in future filings, and will address the need for specific disclosure of pending loss contingencies, if any.

21.	Please revise your presentation of your warranty liability rollforward to present the line items required by paragraph 14 of FIN 45 in future filings. Specifically, please separately present the changes related to preexisting warranties and payments made.

The Company notes the Staff’s comment and will revise the presentation of the warranty liability continuity in future filings.
Item 9A. Controls and Procedures, page 53
22.	We note the disclosure in the second paragraph that “systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.” Please tell us whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment with respect to the disclosure regarding your disclosure controls and procedures under “Item 4. Controls and Procedures” on page 25 of your Form 10-Q for the quarter ended March 31, 2009.
The Company confirms that its principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level disclosed in the Company’s Form 10-K Controls and Procedures, page 53 for the fiscal year ended December 31, 2008 and Form 10-Q Controls and Procedures, page 25 for the quarter ended March 31, 2009.

June 30, 2009

Item 10. Directors, Executive Officers and Corporate Governance, page 55
23.	Please disclose the position Mr. Laurie holds with Brookfield Asset Management Inc. In this regard, please ensure that you disclose all positions held by your executive officers and directors with affiliates.

The Company will disclose in future filings on Form 10-K that Mr. Laurie is an employee of Brookfield Asset Management LLC, a subsidiary of Brookfield Asset Management Inc. In this capacity, Mr. Laurie serves as Chief Financial Officer and Treasurer of Crystal River Capital, Inc., which is externally managed by a subsidiary of Brookfield Asset Management Inc. The Company additionally confirms that it will ensure that all other positions held by the Company’s executive officers and directors with affiliates are disclosed in future filings.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 12
Benchmarking, page 13
24.	Please identify the comparable companies used in your benchmarking. See Item 402(b)(2)(iv) of Regulation S-K.

The comparable companies used in the Company’s benchmarking were comprised of the 43 homebuilding companies surveyed in the 2006-2007 Residential Builders Compensation Survey, a national compensation survey for the single-family and multi-family housing industry prepared by Lee Stephens & Associations, a California-based executive compensation and advisory services firm.

The 43 companies identified by the survey were: Avalon Bay Communities, Inc., Brookfield Homes, C.P. Morgan Company, Inc., Capital Pacific Holdings, Inc., Christopherson Homes, Inc., Crescent Resources, LLC, Darling Homes, Davidson Communities, DMB Associates, Inc., Fieldstone Communities, Inc., G Companies, Gentry Homes, Ltd., HearthStone Homes, Inc., Highland Homes, Hubble Homes, Imperial Homes, Inc., J.F. Shea Company, Inc., John Wieland Homes, Inc., K. Hovnanian Enterprises, Inc., KB Home, M.D.C. Holdings, Inc., McGuyer Homebuilders, Inc./MHI, McStain Enterprises, Inc., Newhall Land, Newland Communities, LLC, Orleans Homebuilders Inc., Pardee Homes, Quadrant Corporation, Shodeen Inc., Signature Homes, Signature Properties, Inc., SunCor Development Company, The Irvine Company, The O’Brien Group, The Ryland Group, Inc., The Warmington Group, Toll Brothers Inc., Trendmaker Corporation, Venture Homes, Inc., Watt Commercial Properties, Weyerhaeuser Real Estate Company, Winchester Homes, and Woodside Group, Inc.
To the extent the Company uses benchmarking in the future as part of its compensation practices, the Company will, if applicable, disclose in future filings on Schedule 14A the comparable companies used.

June 30, 2009

Certain Relationships and Related Party Transactions, page 33
25.	Please disclose the related party transaction discussed in the second paragraph of page 42 of the Form 10-K filed on February 13, 2009.

The Company respectfully submits that pursuant to Item 6.a. of Item 404 of Regulation S-K, the noted transaction is not a transaction that is required to be disclosed pursuant to Item 404 of Regulation S-K. The Company has been informed by the Company’s largest stockholder that such stockholder holds less than a 10% equity interest in the purchasing entity that was a party to such transaction with the Company.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Consolidated Statements of Stockholders’ Equity, page 3
26.	In future filings, please include a separate reconciliation of other interests in consolidated subsidiaries either here or within your footnote disclosures. Refer to paragraph 38(c) in Appendix A of SFAS 160 for guidance. Please note that the reconciliation of other interests in consolidated subsidiaries should also comply with the guidance in ASR 268.

The Company notes the Staff’s comment and will provide the requested disclosure in future filings.
Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.
Yours truly,
/s/ Daniel M. Miller
Daniel M. Miller
cc:	Ian Cockwell Brookfield Homes Corporation